UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

John B. Sanfilippo & Son, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
800422 10 7
(CUSIP Number)
Jerry J. Burgdoerfer
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
312-923-2820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. Jasper B. Sanfilippo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents (a) 1,360,731 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held directly by Mr. Sanfilippo, (b) 163,045 shares of Class A Stock held by Mr. Sanfilippo as Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children and (c) 21,000 shares of Common Stock held directly by Mr. Sanfilippo.)

NUMBER OF		1,544,776

SHARES	8	SHARED VOTING POWER	(Represents shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust.)
BENEFICIALLY
OWNED BY		18,832

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,544,776

WITH	10	SHARED DISPOSITIVE POWER

		18,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,563,608

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.2% (44.8% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. Marian R. Sanfilippo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Includes (a) 24,500 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, and (b) 8,152 shares of Common Stock, all of which are held directly by Mrs. Sanfilippo.)

NUMBER OF		32,652

SHARES	8	SHARED VOTING POWER	(Represents (a) 18,832 shares of Common Stock held by Mrs. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust and (b) 220,220 shares of Class A Stock held by Mrs. Sanfilippo as Co-trustee of certain trusts, the beneficiaries of which are Mrs. Sanfilippo’s children.)
BENEFICIALLY
OWNED BY		239,052

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,652

WITH	10	SHARED DISPOSITIVE POWER

		239,052

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	271,704

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.3% (7.3% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. Jeffrey T. Sanfilippo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents 10,000 shares of Common Stock held by Mr. Sanfilippo directly and options to purchase 3,375 shares of Common Stock)

NUMBER OF		13,375

SHARES	8	SHARED VOTING POWER	(Represents (a) 18,832 shares of Common Stock held by Mr. Sanfilippo as Co-trustee of the Sanfilippo Family Education Trust and (b) 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006)
BENEFICIALLY
OWNED BY		62,876

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,375

WITH	10	SHARED DISPOSITIVE POWER

		62,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	76,251

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9% (1.4% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. Jasper B. Sanfilippo, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents options to purchase 3,375 shares of Common Stock)

NUMBER OF		3,375

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,375

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	47,419

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6% (1.3% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. John E. Sanfilippo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER	(Represents 28,152 shares of Common Stock owned directly by Mr. Sanfilippo.)

NUMBER OF		28,152

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,152

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	72,196

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.9% (1.4% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. James J. Sanfilippo

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Mr. Sanfilippo as Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	.5% (1.3% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	800422 10 7

1	NAMES OF REPORTING PERSONS. Lisa A Evon

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑**
(b) ☐

	** The reporting persons making this filing hold an aggregate of 1,768,496 shares of Class A Stock and 92,886 shares of Common Stock, which in the aggregate represents 52.2% of the voting power of the Company's common equity. The reporting person on this cover page, however, is a beneficial owner of only the securities reported by it on this cover page.

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER	(Represents 44,044 shares of Class A Stock, $.01 par value per share, which is convertible into Common Stock, par value $.01 per share, held by Ms. Evon as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.)
BENEFICIALLY
OWNED BY		44,044

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		44,044

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,044

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5% (1.3% of combined voting power)

14	TYPE OF REPORTING PERSON*

	IN

Introductory Statement
This Schedule 13D is being filed jointly by the persons listed in Item 2 below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the actions described in Item 4 of this Schedule 13D and with respect to the actions described in Item 4 of the Schedule 13D filed with the Commission on behalf of the Reporting Persons named herein on June 21, 2004 (the “2004 Schedule 13D), and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act. Except as expressly set forth in this Amendment to Schedule 13D, each Reporting Person disclaims beneficial ownership of the Common Stock, par value $.01 per share (“Common Stock”), and Class A Common Stock, par value $.01 per share (“Class A Stock”), of the Company beneficially owned by any other Reporting Person.
This joint filing shall serve as an amendment to the 2004 Schedule 13D. This Amendment to the 2004 Schedule 13D is intended to update and supplement the information contained therein.
Item 1. Security and Issuer.
This Amendment to Schedule 13D relates to the Common Stock of John B. Sanfilippo & Son, Inc., a Delaware corporation (“JBSS” or the “Company”), with its principal executive offices at 1703 North Randall Road, Elgin, Illinois 60123. Each Reporting Person owns shares of Class A Stock, which is convertible into shares of Common Stock, and Jasper B. Sanfilippo, Marian R. Sanfilippo, Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, Jr. and John E. Sanfilippo are beneficial owners of shares of Common Stock.
Item 2. Identity and Background
This Schedule 13D is being filed jointly by the individual shareholders set forth below.

Shareholder / Address	Occupation / Employment / Business Address
Jasper B. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust, and as Trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children.
1703 North Randall Road
Elgin, IL 60123
Chairman of the Board of Directors of the Company 1703 North Randall Road Elgin, IL 60123

Marian R. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust, and as Co-trustee of certain trusts, the beneficiaries of which are Mr. Sanfilippo’s children.
1703 North Randall Road
Elgin, IL 60123
None

Jeffrey T. Sanfilippo
Individually, as Co-trustee of the Sanfilippo Family Education Trust and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006
1703 North Randall Road
Elgin, IL 60123
Director and Chief Executive Officer of the Company 1703 North Randall Road Elgin, IL 60123

Shareholder / Address	Occupation / Employment / Business Address
Jasper B. Sanfilippo, Jr. Individually and as Co-trustee of the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, IL 60123	Director and Chief Operating Officer and President of the Company 1703 North Randall Road Elgin, IL 60123

John E. Sanfilippo Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, IL 60123	Group President of Corporate Engineering MAP Equipment Systems, a division of Clear Lam Packaging 1950 Pratt Boulevard Elk Grove Village, 60007

James J. Sanfilippo Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, IL 60123	President, Clear Lam Packaging 1950 Pratt Boulevard Elk Grove Village, 60007

Lisa A. Evon Co-trustee of the Lisa A. Evon Irrevocable Trust, dated October 6, 2006 1703 North Randall Road Elgin, IL 60123	Business Manager of the Company 1703 North Randall Road Elgin, IL 60123
Each Reporting Person is a citizen of the United States. During the last five years, no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The transactions reported on this Amendment to Schedule 13D involve the transfer of Company securities by the Reporting Persons identified in Item 4 below. Consequently, Item 3 is not applicable.
Item 4. Purpose of Transaction.
The Reporting Persons are filing this Amendment to Schedule 13D for the following purposes:
(a)	Transfer of shares from the 2004 Trusts to the 2006 Trusts
     The Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006 and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006 (collectively, the “2006 Trusts”) were created on October 6, 2006. On March 19, 2007, the shares that were held in each of the Jeffrey T. Sanfilippo Irrevocable Trust, dated April 7, 2004, the Jasper B. Sanfilippo Irrevocable Trust, dated April 7, 2004, the John E. Sanfilippo Irrevocable Trust, dated April 7, 2004, the James J. Sanfilippo Irrevocable Trust, dated April 7, 2004, and the Lisa A. Evon

Irrevocable Trust, dated April 7, 2004 (collectively, the “2004 Trusts”) were transferred to the 2006 Trusts as follows: (i) 44,044 shares of the Company’s Class A Stock held in the Jeffrey T. Sanfilippo Irrevocable Trust, dated April 7, 2004 were transferred to the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006; (ii) 44,044 shares of the Company’s Class A Stock held in the Jasper B. Sanfilippo Irrevocable Trust, dated April 7, 2004 were transferred to the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006; (iii) 44,044 shares of the Company’s Class A Stock held in the John E. Sanfilippo Irrevocable Trust, dated April 7, 2004 were transferred to the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006; (iv) 44,044 shares of the Company’s Class A Stock held in the James J. Sanfilippo Irrevocable Trust, dated April 7, 2004 were transferred to the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006; and (v) 44,044 shares of the Company’s Class A Stock held in the Lisa A. Evon Irrevocable Trust, dated April 7, 2004 were transferred to the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.
     The Trustees of the 2004 Trusts were Jeffrey T. Sanfilippo, Trustee for the Jeffrey T. Sanfilippo Irrevocable Trust, dated April 7, 2004, Jasper B. Sanfilippo, Jr., Trustee for the Jasper B. Sanfilippo Irrevocable Trust, dated April 7, 2004, John E. Sanfilippo, Trustee for the John E. Sanfilippo Irrevocable Trust, dated April 7, 2004, James J. Sanfilippo, Trustee for the James J. Sanfilippo Irrevocable Trust, dated April 7, 2004, and Lisa A. Evon, Trustee for the Lisa A. Evon Irrevocable Trust, dated April 7, 2004. The Trustees of the 2006 Trusts are Marian R. Sanfilippo and Jeffrey T. Sanfilippo, Co-trustees for the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, Marian R. Sanfilippo and Jasper B. Sanfilippo, Co-trustees for the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006, Marian R. Sanfilippo and John E. Sanfilippo, Co-Trustees of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, Marian R. Sanfilippo and James J. Sanfilippo, Co-trustees for the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and Marian R. Sanfilippo and Lisa A. Evon, Co-trustees for the Lisa A. Evon Irrevocable Trust, dated October 6, 2006.
     As a result of the transfer of an aggregate of 220,220 shares of Class A Stock from the 2004 Trusts to the 2006 Trusts, and due to the fact that Marian R. Sanfilippo serves as a Co-Trustee for each of the 2006 Trusts, Marian R. Sanfilippo acquired beneficial ownership the shares held in the 2006 Trusts on March 19, 2007, the date that the Class A Stock was transferred from the 2004 Trusts to the 2006 Trusts.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) The Reporting Persons, as members of a group, are deemed to beneficially own an aggregate of 1,768,496 shares of Class A stock and 92,886 shares of Common stock. This represents 68.1% of the total outstanding shares of Class A Stock and 18.8% of the total outstanding shares of Common Stock, assuming the conversion of all such shares of Class A Stock into an equal number of shares of Common Stock.
The holders of Common Stock are entitled to elect one-fourth of the members of the Company’s board of directors, rounded up to the nearest whole number. The holders of Class A Stock are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock vote together as a single class, with the holders of Common Stock entitled to one vote per share of Common Stock and the holders of Class A Stock entitled to ten votes per share of Class A Stock.
Based on the relative voting rights of the Class A Stock and Common Stock, the Reporting Persons have or share 52.2% of the total outstanding voting power of the common equity of the Company. The stock ownership of each Reporting Person is as follows:

		Shared
	Sole Voting	Voting		Sole Voting	Shared
	and	and		and	Voting and	Total
	Dispositive	Dispositive	Total	Dispositive	Dispositive	Percent	Voting
	Power of	Power of	Percent	Power of	Power of	of	Power of
Reporting	Class A	Class A	of Class	Common	Common	Common	Common
Person	Stock	Stock[1]	A Stock	Stock	Stock[2]	Stock[3]	Equity[4]

Jasper B. Sanfilippo	1,523,776	0	58.7%	21,000	18,832	16.2%	44.8%
Marian R. Sanfilippo	24,500	220,220	9.4%	8,152	18,832	3.3%	7.3%
Jeffrey T. Sanfilippo	0	44,044	1.7%	13,375	18,832	0.9%	1.4%
Jasper B. Sanfilippo	0	44,044	1.7%	3,375	—	0.6%	1.3%
John E. Sanfilippo	0	44,044	1.7%	28,152	—	0.9%	1.4%
James J. Sanfilippo	0	44,044	1.7%	—	—	0.5%	1.3%
Lisa A. Evon	0	44,044	1.7%	—	—	0.5%	1.3%

Total	1,548,276	220,220	68.1%	74,054	18,832	18.8%	52.2%

[1]	Marian R. Sanfilippo shares voting and dispositive power over 220,220 shares of Class A Stock as Co-Trustee of each of the 2006 Trusts. Jeffrey T. Sanfilippo, Jasper B. Sanfilippo, John E. Sanfilippo, James J. Sanfilippo and Lisa A. Evon each share the voting and dispositive power with their mother, Marian R. Sanfilippo over the shares of Class A Stock held in the 2006 Trust for which they are the beneficiary.

[2]	Jasper B. Sanfilippo, Marian R. Sanfilippo and Jeffrey T. Sanfilippo share voting and dispositive power over 18,832 shares of Common Stock as Co-trustees of the Sanfilippo Family Education Trust.

[3]	The percentage of Common Stock beneficially owned by each Reporting Person assumes the conversion of all shares of Class A Stock held by such Reporting Person into an equal number of shares of Common Stock.

[4]	The percentage of common equity beneficially owned by each Reporting Person assumes no conversion of Class A Stock into Common Stock and is calculated based on voting power of ten votes per share of Class A Stock.
(c)
The Reporting Persons identified in Item 2 above have effected the following transactions in the Common Stock of the Company since the 2004 Schedule 13D was filed:
•	On October 29, 2004 the Company granted each of Jeffrey T. Sanfilippo and Jasper B. Sanfilippo, Jr. vested options to purchase 2,500 shares of Common Stock with an exercise price of $19.833 per share. On August 29, 2005, the Company granted each of Jeffrey T. Sanfilippo and Jasper B. Sanfilippo, Jr. vested options to purchase 875 shares of Common Stock with an exercise price of $20.306 per share. The aforementioned grants were part of Jeffrey T. Sanfilippo’s and Jasper B. Sanfilippo,

Jr.’s compensation, and, accordingly, the grants were reviewed and approved by the company’s Compensation, Nominating and Governance Committee.
(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
(a)	Pursuant to the Restated Certificate, among other things:
(i)	So long as there is Class A Stock outstanding, holders of Common Stock and Class A Stock will vote together as one class with respect to all matters to be voted on by JBSS’s stockholders, except (a) as required by law; (b) in connection with the election of any directors or class of directors elected by any series or class of preferred stock; or (c) the holders of Common Stock and any class or series of preferred stock granted the right to so vote, voting together as a separate class and excluding the holders of Class A Stock, are entitled to elect a number of directors equal to one-fourth (1/4) of the total number of directors constituting the entire Board of Directors while the holders of Class A Stock are entitled to elect the rest of the directors;

(ii)	Each record holder of Class A Stock is entitled at any time to convert any or all of the shares of such Class A Stock into an equal number of shares of Common Stock;

(iii)	Upon the sale, assignment, pledge or other transfer of any shares or any interest in shares of Class A Stock, other than a “Permitted Transfer” as described in Part 4(b) of Subdivision II of the Restated Certificate, all such transferred shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock;

(iv)	All outstanding shares of Class A Stock will be automatically converted into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Equity.
          (b) Jasper B. Sanfilippo, the Chairman of the Board of the Company, is the trustee of five trusts. As the trustee under these trusts Mr. Sanfilippo has the authority to vote, or to direct the vote, and to dispose, or to direct the disposition of the 163,045 shares of Class A Stock held in the aggregate by the trusts. The following table more specifically describes each trust by identifying the name of the trust, the grantor and the beneficiary of the trust (which, with respect to a particular trust, are the same person), and the number of shares of Class A Stock held by each trust. Mr. Sanfilippo is the father of the beneficiary under each trust.

Trust	Grantor and Beneficiary	Number of Shares
James J. Sanfilippo Trust Agreement, dated September 26, 1991	James J. Sanfilippo	32,609

Jasper B. Sanfilippo Trust Agreement, dated September 23, 1991	Jasper B. Sanfilippo	32,609

Lisa Ann Sanfilippo Trust Agreement, dated October 4, 1991	Lisa A. Evon (formerly Lisa Ann Sanfilippo)	32,609

Trust	Grantor and Beneficiary	Number of Shares
Jeffrey T. Sanfilippo Trust Agreement, dated October 7, 1991	Jeffrey T. Sanfilippo	32,609

John E. Sanfilippo Trust Agreement, dated October 2, 1991	John E. Sanfilippo	32,609
The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as Mr. Sanfilippo, as trustee, determines to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock.
     The following table more specifically describes the 2006 Trusts by identifying the name of the trust, the Trustees of the trust, the grantor of the trust, the beneficiary of the trust and the number of shares of Class A Stock held by each trust.

				Number
				of
Trust	Trustees	Grantor	Beneficiary	Shares
Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006	Jeffrey T. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jeffrey T. Sanfilippo	44,044

Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006	Jasper B. Sanfilippo, Jr. and Marian R. Sanfilippo	Jasper B. Sanfilippo	Jasper B. Sanfilippo, Jr.	44,044

John E. Sanfilippo Irrevocable Trust, dated October 6, 2006	John E. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	John E. Sanfilippo	44,044

James J. Sanfilippo Irrevocable Trust, dated October 6, 2006	James J. Sanfilippo and Marian R. Sanfilippo	Jasper B. Sanfilippo	James J. Sanfilippo	44,044

Lisa A. Evon Irrevocable Trust, dated October 6, 2006	Lisa A. Evon and Marian R. Sanfilippo	Jasper B. Sanfilippo	Lisa A. Evon	44,044

The beneficiary under each trust is paid the income of the trust, including that derived from shares of Class A Stock, and so much of the principal of the trust, including shares of Class A Stock, as the Co-trustees determine to be required or advisable based on certain criteria. The beneficiary under each trust has the right to receive the shares of JBSS held in trust under certain circumstances as provided in the respective trust agreements. Currently, the percentage of the shares of JBSS held in trust for the respective beneficiaries does not exceed five percent of the total number of outstanding shares of Common Stock
Previously, Jasper B. Sanfilippo Jr., Lisa Ann Evon and Jeffrey T. Sanfilippo had each pledged 44,044 shares of JBSS Class A Stock, as beneficiaries under their trust agreements, to the Northern Trust Company to secure for each aforementioned individual a separate secured revolving line of credit. The Northern Trust Company subsequently released their interest in such shares.
     (c) Previously, Jasper B. Sanfilippo maintained a line of credit from Northern Trust Company, which was secured by certain shares of Class A Stock that Jasper B. Sanfilippo owned. That line of credit subsequently terminated and, on May 24, 2006, Jasper B. Sanfilippo and Marian R. Sanfilippo entered into certain agreements with Old Second Bank, pursuant to which they received an $8.25 million mortgage, a $4.25 million commercial loan and a $7.5 million line of credit. Pursuant to the terms of the agreements, Mr. and Mrs. Sanfilippo have pledged a total of 1,385,231 shares of Class A Stock and 28,152 shares of Common Stock. If Mr. and Mrs. Sanfilippo default on any of their obligations under these agreements, the bank may have the right to sell the pledged shares. As of the date hereof, payments under this line of credit are up to date and current.
The Reporting Persons may pledge additional shares in the future.
Item 7. Material to be Filed as Exhibits
Exhibit 1            Joint Filing Agreement by and among the Reporting Persons

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2007

JASPER B. SANFILIPPO

By:	/s/ JASPER B. SANFILIPPO

Jasper B. Sanfilippo, both Individually, as Co-trustee of the Sanfilippo Family Education Trust and as Trustee of the James J. Sanfilippo Trust Agreement, dated September 26, 1991, the Jasper B. Sanfilippo Trust Agreement, dated September 23, 1991, the Lisa Ann Sanfilippo Trust Agreement, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust Agreement, dated October 7, 1991 and the John E. Sanfilippo Trust Agreement, dated October 2, 1991

MARIAN R. SANFILIPPO

By:	/s/ MARIAN R. SANFILIPPO

Marian R. Sanfilippo, both Individually, as Co-trustee of the Sanfilippo Family Education Trust and as Co-trustee for each of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO

By:	/s/ JEFFREY T. SANFILIPPO

Jeffrey T. Sanfilippo, both Individually and as Co-trustee of the Sanfilippo Family Education Trust and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO

By:	/s/ JOHN E. SANFILIPPO

John E. Sanfilippo, both Individually and as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO, JR.

By:	/s/ JASPER B. SANFILIPPO, JR.

Jasper B. Sanfilippo, Jr. both Individually and as Co-trustee of the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006

JAMES J. SANFILIPPO

By:	/s/ JAMES J. SANFILIPPO

James J. Sanfilippo, as Co-trustee of the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006

LISA A. EVON

By:	/s/ LISA A. EVON

Lisa A. Evon, as Co-trustee of the Lisa A. Evon Irrevocable Trust, dated dated October 6, 2006

Exhibit 1
JOINT FILING AGREEMENT
     This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the Common Stock and Class A Stock of John B. Sanfilippo & Son, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: March 19, 2007

JASPER B. SANFILIPPO
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust and as Trustee of the James J. Sanfilippo Trust Agreement, dated September 26, 1991, the Jasper B. Sanfilippo Trust Agreement, dated September 23, 1991, the Lisa Ann Sanfilippo Trust Agreement, dated October 4, 1991, the Jeffrey T. Sanfilippo Trust Agreement, dated October 7, 1991 and the John E. Sanfilippo Trust Agreement, dated October 2, 1991

MARIAN R. SANFILIPPO
By:	/s/ MARIAN R. SANFILIPPO
Marian R. Sanfilippo, both Individually, as
Trustee of the Sanfilippo Family Education Trust and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006, the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006, the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006, the James J. Sanfilippo Irrevocable Trust, dated October 6, 2006, and the Lisa A. Evon Irrevocable Trust, dated October 6, 2006

JEFFREY T. SANFILIPPO
By:	/s/ JEFFREY T. SANFILIPPO
Jeffrey T. Sanfilippo, both Individually
and as Trustee of the Sanfilippo Family Education Trust and as Co-trustee of the Jeffrey T. Sanfilippo Irrevocable Trust, dated October 6, 2006

JOHN E. SANFILIPPO
By:	/s/ JOHN E. SANFILIPPO
John E. Sanfilippo, both Individually and
as Co-trustee of the John E. Sanfilippo Irrevocable Trust, dated October 6, 2006

JASPER B. SANFILIPPO
By:	/s/ JASPER B. SANFILIPPO
Jasper B. Sanfilippo, both Individually and
as Co-trustee of the Jasper B. Sanfilippo Irrevocable Trust, dated October 6, 2006

JAMES J. SANFILIPPO
By:	/s/ JAMES J. SANFILIPPO
James J. Sanfilippo, as Co-trustee of the
James J. Sanfilippo Irrevocable Trust, dated October 6, 2006

LISA A. EVON
By:	/s/ LISA A. EVON
Lisa A. Evon, as Co-trustee of the Lisa A.
Evon Irrevocable Trust, dated dated October 6, 2006